# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amprius Technologies, Inc., CIK 0001899287
CUSIP: 03214Q108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1180 Page Avenue, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-245637
Filed by CIK 0001472789

## Reporting persons
- SAIF Partners IV L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SAIF IV GP, L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SAIF IV GP Capital Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Andrew Y. Yan: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Amprius Technologies, Inc.
Address of issuer's principal executive offices: 1180 Page Avenue, Fremont, CA, 94538.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Andrew Y. Yan ("Yan")
SAIF Partners IV L.P. ("SAIF IV LP")
SAIF IV GP, L.P. ("SAIF IV GP")
SAIF IV GP Capital Ltd. ("SAIF IV Capital")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
SAIF IV LP
SAIF IV GP
SAIF IV Capital

c/o Maples Corporate Services Limited
P.O. Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Yan

Flat 9, 39 Deep Water Bay Road
Deep Water Bay
Hong Kong
Citizenship:
SAIF IV LP Cayman Islands
SAIF IV GP Cayman Islands
SAIF IV Capital Cayman Islands
Yan Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.A to the Reporting Persons Schedule 13G filed with the SEC on October 28, 2024).

## Signatures
- SAIF Partners IV L.P.: /s/ Andrew Y. Yan, By SAIF IV GP, L.P., its General Partner, By SAIF IV GP Capital Ltd., its General Partner, By Andrew Y. Yan, Director (08/14/2025)
- SAIF IV GP, L.P.: /s/ Andrew Y. Yan, By SAIF IV GP Capital Ltd., its General Partner, By Andrew Y. Yan, Director (08/14/2025)
- SAIF IV GP Capital Ltd.: /s/ Andrew Y. Yan, By Andrew Y. Yan, Director (08/14/2025)
- Andrew Y. Yan: /s/ Andrew Y. Yan, Andrew Y. Yan (08/14/2025)